Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands, except ratios)

	Predecessor Company (1)						Successor Company (1)
	Year ended December 31,						Three months ended March 31, 2002		Nine months ended December 31, 2002		Twelve Months ended December 31, 2003		Nine months ended September 30, 2004
	1999		2000		2001
Ratio of Earnings to Fixed Charges
Pretax income (loss) from continuing operations	$71,151		$3,314		$40,030		$(153,944)		$24,775		$15,217		$47,247
Add fixed charges	8,363		8,251		7,832		1,900		40,333		50,171		31,801

Total earnings (loss) (A)	$79,514		$11,565		$47,862		$(152,044)		$65,108		$65,388		$79,048

Interest expense	$490		$108		$74		$14		$33,556		$42,056		$26,410
Estimate of the interest within rental expense (33% of total)	7,873		8,143		7,758		1,886		6,777		8,115		5,391

Total fixed charges (B)	$8,363		$8,251		$7,832		$1,900		$40,333		$50,171		$31,801

Ratio (A/B)	9.51	x	1.40	x	6.11	x	(80.03	)x(2)	1.61	x	1.30	x	2.49	x

(1)	Our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002 and subsequently transferred to Rotech Healthcare Inc. substantially all of its assets used by it in connection with its businesses and operations (including the stock of substantially all of its subsidiaries), in a restructuring transaction. The “Predecessor Company” refers to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to April 1, 2002 and “Successor Company” refers to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods after March 31, 2002.

(2)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $153,944. Such amount includes approximately $153,197 of reorganization expense to write-down the Predecessor Company’s assets to fair market value.